FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Results of Stock Repurchase Program from Market]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 16, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Tokyo, September 16, 2005

Nomura Announces Results of Stock Repurchase Program from Market

Nomura Holdings, Inc. today announced results of an ongoing stock repurchase program from the market. The stock repurchase program, originally announced on June 28, 2005, has been authorized for the period between July 1 and September 16, 2005, and is in accordance with Article 211-3-1-2 of Japan’s Commercial Code.

Details of stock repurchase activity from July 1, 2005 through September 16, 2005 are as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	July 1, 2005 through September 16, 2005
3. Number of shares repurchased:	11,501,500 shares
4. Aggregate purchase amount:	JPY 15,507,993,900
5. Method of repurchase:	Purchase via Tokyo Stock Exchange

As of June 30, 2005, the total number of common stock issued was 1,965,919,860 shares, while common stock held in treasury totalled 48,742,807 shares.

Details of the stock repurchase program for the second quarter of the current fiscal year ending March 31, 2006, authorized at the Board of Directors meeting held on June 28, 2005, are as follows:

1. Type of shares:	NHI common stock
2. Total shares authorized for repurchase:	Up to 25,000,000 shares
3. Total value of shares authorized for repurchase:	Up to 37.5 billion yen
4. Period:	July 1, 2005, to September 16, 2005

Details of further share buybacks from the third quarter of the current fiscal year ending March 31, 2006, will be announced when finalized.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.